SECURITI 02019102 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53374

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 6 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/11/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEARD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W WESTERN RESERVE ROAD
(No. and Street)

YOUNGSTOWN	OHIO	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE J. BEARD (330) 758-0575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — *if individual, state last, first, middle name)*

27955 CLEMENS RD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 5 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BRUCE J. BEARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEARD FINANCIAL SERVICES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

[signature]
Signature

President
Title

[signature]
Notary Public

SUSAN STANLEY,
Notary Public - State of Ohio
My Commission Expires September 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Financial Services, Inc.

Financial Statements and Additional Information

For The Period Ended December 31, 2001

CONTENTS

Financial Statements
and Additional Information

Beard Financial Services, Inc.

For The Period Ended December 31, 2001
with Report of Independent Auditors

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

The Board of Directors
Beard Financial Services, Inc.

We have audited the accompanying statement of financial condition of Beard Financial Services, Inc. (an Ohio S corporation) as of December 31, 2001, and the related statements of income, stockholder's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 24, 2002

Beard Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$73,276
Deposits	335
Total assets	$73,611
Liabilities and stockholder's equity	
Total liabilities	$ 0
Stockholder's equity:	
Common stock	1,000
Paid in capital	82,955
Retained earnings	(10,344)
Total stockholder's equity	73,611
Total liabilities and stockholder's equity	$73,611

See accompanying notes and accountants' audit report

Beard Financial Services, Inc.

Statement of Income

For The Period Ended December 31, 2001

Revenues	$ 0
Expenses	
Regulatory fees	10,330
Other	14
Total expenses	10,344
Net income (loss)	$(10,344)

See accompanying notes and accountants' audit report

Beard Financial Services, Inc.

Statement of Stockholder's Equity

For The Period Ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings
Balances at beginning of year	$ 0	$ 0	$ 0
Net income (loss)	0	0	(10,344)
Common stock issued	1,000		
Equity contributed	0	82,955	0
Balances at end of year	$1,000	$82,955	$(10,344)

See accompanying notes and accountants' audit report

Beard Financial Services, Inc.

Statement of Cash Flows

For The Period Ended December 31, 2001

Cash flows from operating activities	
Net income (loss)	$(10,344)
Adjustment to reconcile net income to net cash provided (used) by operating activity	
Changes in:	
Deposits	(335)
Net cash provided (used) by operating activities	(10,009)
Cash flows from investing activities	
Net cash provided (used) by investing activities	0
Cash flows from financing activities	
Common stock issued	1,000
Capital contributions	82,955
Net cash provided (used) by financing activities	83,955
Net increase (decrease) in cash	73,276
Cash at beginning of year	0
Cash at end of year	$73,276

See accompanying notes and accountants' audit report

Beard Financial Services, Inc.

Notes to Financial Statements

December 31, 2001

Note A - Summary of Significant Accounting Policies

Business

Beard Financial Services, Inc. is a registered securities broker/ dealer. The company was incorporated March 2, 2001 and has not yet engaged in any transactions with customers or for its own investment account.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation as of March 2, 2001, the company's date of incorporation. The stockholder of an S Corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note B - Capital Stock

The company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a stated value of $10 per share.

Note C - Cash Flow Disclosure

The company paid no interest or income taxes in 2001.

Note D - Net Capital Requirements

The company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the company's ratio of aggregate indebtedness to net capital was 0 to 1. Net capital, as defined, was $73,276 which exceeded the minimum required amount of $60,000 by $13,276.

Additional Information

Beard Financial Services, Inc.

Computation of Net Capital

December 31, 2001

Computation of net capital	
Total stockholder's equity	$73,611
Deductions and charges:	
Non allowable assets:	
Deposits	335
Net capital before haircuts on security positions	73,276
Haircuts on securities:	0
Net capital	$73,276
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 0
Minimum dollar requirement	$60,000
Excess net capital	$13,276
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$73,276
Computation of aggregate indebtedness	
Total liabilities	$ 0
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	.00 to 1

Beard Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2001
Net capital, as reported in Company's form X-17a-5, part II	$73,611
Net audit adjustments	(335)
Net capital, as reported in Schedule I	$73,276

Inasmuch as Beard Financial Services, Inc. is operating under the exemption from Rule 15c3-3 provided by section (k)(2)(i) of the Rule, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Beard Financial Services, Inc.

In planning and performing our audit of the financial statements of Beard Financial Services, Inc. for the period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 24, 2002